UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ONYX PHARMACEUTICALS, INC.

(Name of Subject Company)

ARENA ACQUISITION COMPANY

(Offeror)

AMGEN INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

683399109

(Cusip Number of Class of Securities)

David J. Scott, Esq.

Senior Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Francis J. Aquila, Esq.

Matthew G. Hurd, Esq.

Sarah P. Payne, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,706,491,500	$1,460,365

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Onyx Pharmaceuticals, Inc. (“Onyx”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $125.00, the tender offer price, by (b) the sum of (i) 73,430,031, the number of issued and outstanding shares of Onyx common stock, (ii) 5,515,461, the number of shares of Onyx common stock subject to issuance pursuant to options to purchase shares of Onyx common stock, (iii) 757,680, the number of shares of Onyx common stock subject to issuance pursuant to Onyx restricted stock units, performance stock units and all other rights of any kind, contingent or accrued, to receive Shares or benefits measured by the value of a number of Shares and awards of any kind consisting of Shares granted and outstanding under Onyx’s 2005 Equity Incentive Plan, as amended, 1996 Equity Incentive Plan and 1996 Non-Employee Director Stock Option Plan, (iv) 11,383, the number of shares of Onyx common stock reserved for the issuance of purchase rights pursuant to Onyx’s 1996 Employee Stock Purchase Plan, as amended, and (v) 5,937,377, the number of shares of Onyx common stock issuable upon conversion of Onyx’s 4.00% Convertible Senior Notes due 2016 (including the effect of any make-whole provision and assuming conversions are settled in full in shares of Onyx common stock), assuming the effectiveness thereof occurred on the Expiration Date, regardless of the conversion or exercise price or other terms and conditions thereof. The foregoing share figures have been provided by the issuer to the offerors and are as of August 23, 2013, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.00013640.

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Amgen Inc., a Delaware corporation (“Amgen”), and Arena Acquisition Company (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Amgen. This Schedule TO relates to the offer by the Purchaser to purchase all of the shares of common stock, par value $0.001 per share (the “Shares”), of Onyx Pharmaceuticals, Inc., a Delaware corporation (“Onyx”), that are issued and outstanding at a price of $125.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2013

AMGEN INC.

By:	/s/ David J. Scott
Name: David J. Scott
Title: Senior Vice President, General Counsel and Secretary

ARENA ACQUISITION COMPANY

By:	/s/ David J. Scott
Name: David J. Scott
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated September 3, 2013.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in the New York Times on September 3, 2013.

(a)(5)(i)	Joint Press Release issued by Amgen and Onyx dated August 25, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(a)(5)(ii)	Slide Presentation, dated August 26, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(a)(5)(ii)	Transcript of Investor Conference held by Amgen on August 26, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(b)(1)	Master Repurchase Agreement, dated August 24, 2013, by and between Amgen Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(b)(2)	Commitment Letter, dated August 24, 2013, between Amgen Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(d)(1)	Agreement and Plan of Merger, dated August 24, 2013, by and among Amgen, Purchaser and Onyx (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(d)(2)	Confidentiality Agreement, dated July 12, 2013, between Amgen and Onyx.

(g)	Not applicable.

(h)	Not applicable.